Marshall Funds, Inc.

111 East Kilbourn Avenue

Milwaukee, WI 53202

Ph. (direct):  312-461-5920

Fax (direct):  312-461-2817

November 17, 2011

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20543

Re:

Marshall Funds, Inc. (the “Registrant”)

File Nos. 33-48907 and 811-58433

Dear Ms. O’Neal-Johnson:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on November 14, 2011 regarding the preliminary proxy statement filed by Marshall International Stock Fund on November 4, 2011, and the preliminary proxy statement filed by Marshall Emerging Markets Equity Fund also on November 4, 2011.

Marshall International Stock Fund Comments

1.

Comment:  Provide an example of the Fund’s underperformance relative to its benchmark or peer group.

Response:  The requested disclosure has been added under “Board Approval and Recommendation”.

2.

Comment:  Add the Fund’s gross and net expense ratio to the disclosure on page 4 regarding the Fund’s expense ratio.

Response:  The requested disclosure has been added.

3.

Comment:  Supplementally advise whether the Board considered a merger with another fund.

Response:  The Board did not formally consider a merger with another fund.  There is no other fund in the Registrant’s fund family with similar investment strategies that would have made a merger feasible.

Ms. Deborah O’Neal-Johnson

4.

Comment:  With respect to “Liquidation of Fund Assets and Payment of Debts” on page 5, advise supplementally whether the liquidation of assets and payment of debts will take place before the Liquidation Time.

Response:  As disclosed in the “Annex A, Plan of Liquidation” included in the preliminary proxy statement filing, the Fund’s portfolio securities shall be converted to cash and all known or reasonably ascertainable liabilities of the Fund shall be paid prior to the Liquidation Time and as soon as is reasonable and practicable after the Effective Date.

5.

Comment:  With respect to the Liquidating Distributions referenced on page 6, describe supplementally how long it is expected to accomplish sending the liquidating distributions and what is the anticipated end date of the liquidation process.

Response:  It is expected that all checks will be mailed within two business days of the Liquidation Date (as defined in the Plan of Liquidation).  The liquidation process is expected to take no more than a week.

6.

Comment:  What are the estimated costs of liquidation and what will be the effect on shareholders?

Response:  As disclosed on page 6 under “Expenses”, the Adviser or its affiliates will pay all expenses incurred in carrying out the Plan of Liquidation.  Accordingly, shareholders of the Fund will not bear any of the costs associated with the liquidation.

7.

Comment:  Confirm supplementally whether there will be a receivable from the investment adviser in terms of operating expenses.

Response:  It is not expected that there will be a receivable from the investment adviser for operating expenses on the Fund’s books.

Marshall Emerging Markets Equity Fund Comments

8.

Comment:  Consider adding to the third Q&A, after the word “No”, that the subadvisory fees will be higher.

Response:  The requested disclosure has been added.

9.

Comment:  Consider adding to the “Questions and Answers” section a Q&A that the subadviser is an affiliate of the investment adviser.

Response:  The answer to the first question has been supplemented and refers to the affiliation between the adviser and subadviser.

10.

Comment:  Consider adding to the “Questions and Answers” section a Q&A regarding the reduced expense limitation.

Response:  The requested disclosure has been added.

Ms. Deborah O’Neal-Johnson

11.

Comment:  Provide an example of the underperformance to the benchmark or peer group.

Response:  The requested disclosure has been added under “Board Approval and Recommendation – Review of Investment Performance”.

12.

Comment:  Please expand the disclosure under “Board Approval and Recommendation – Nature, Extent and Quality of Services”.

Response:  The requested disclosure has been added.

13.

Comment:  Please clarify the reference to the reduction in the expense limitation referenced on page 11.

Response:  The disclosure has been clarified.

* * *

If you have any questions regarding these responses, please call me at 312.461.5920.

Very truly yours,

/s/ Linda S. VanDenburgh

Linda S. VanDenburgh

Secretary

cc:

John Blaser (Marshall Funds, Inc.)

Maureen A. Miller (Vedder Price P.C.)